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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2008



                           PETROCHINA COMPANY LIMITED



                          16 ANDELU, DONGCHENG DISTRICT
                 BEIJING, THE PEOPLE'S REPUBLIC OF CHINA, 100011
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X   Form 40-F
               ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes      No  X
         ---     ---


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-         )
                                                  -------



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     PetroChina Company Limited (the "Registrant") is furnishing under the cover of Form 6-K the Registrant's notice of Extraordinary General Meeting to be held on July 31, 2008.



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                                 (COMPANY LOGO)

                             (COMPANY CHINESE NAME)

                           PETROCHINA COMPANY LIMITED

  (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                  (STOCK CODE: 857)

                     NOTICE OF EXTRAORDINARY GENERAL MEETING

     NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of PetroChina Company Limited (the "Company") will be held at 9 a.m. on 31 July 2008 (Thursday) at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC to consider, approve and authorise the following matter by way of special resolution:

     "To review and approve the resolution regarding the issue of domestic corporate bonds in principal amount not exceeding RMB60 billion within 2 years after the date of such resolution passed at the extraordinary general meeting of the Company and to authorise the Board of Directors to deal with all matters in connection with the issue of domestic corporate bonds. (Please refer to the circular for details.)"

                                                         By Order of the Board
                                                      PETROCHINA COMPANY LIMITED
                                                               LI HUAIQI
                                                        Secretary to the Board

  12 June 2008



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NOTES:

1. The register of members of H Shares of the Company will be closed from 2 July 2008 (Wednesday) to 31 July 2008 (Thursday) (both days inclusive), during which time no share transfers of H Shares will be effected. Holders of the Company's A Shares and H Shares whose names appear on the register of members of the Company at the close of business on 22 July 2008 (Tuesday) are entitled to attend and vote in respect of all resolutions to be proposed at the annual general meeting.

     The address of the share registrar of the Company's H Shares is:

     Hong Kong Registrars Limited
     Rooms 1712-1716,
     17/F Hopewell Centre,
     183 Queen's Road East,
     Hong Kong

2. Each Shareholder entitled to attend and vote at the EGM may appoint one or more proxies to attend and vote on his behalf at this extraordinary general meeting. A proxy need not be a Shareholder.

3. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

4. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of A Shares, the notarised power of attorney or other document of authorisation, and the form of proxy must be delivered to the Secretariat of the Board of Directors of the Company not less than 24 hours before the time appointed for the holding of the annual general meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited (Address: 46/F, Hopewell Centre, 183 Queen's Road East, Hong Kong) within the same period.

5. Shareholders who intend to attend this EGM in person or by proxy should return the reply slip accompanying each notice of EGM to the Secretariat of the Board of Directors on or before 11 July 2008 (Friday) by hand, by post or by fax.

6. This EGM is expected to last for half a day. Shareholders (in person or by proxy) attending this EGM are responsible for their own transportation and accommodation expenses.

7.   The address of the Secretariat of the Board of Directors is as follows:

     Room 1521, World Tower
     16 Andelu, Dongcheng District,
     Beijing, PRC
     Postal code: 100011
     Contact person: Li Huaiqi
     Tel: (8610) 8488 6270
     Fax: (8610) 8488 6260

8. As at the date of this notice, the Board of Directors comprises Mr Jiang Jiemin as the Chairman; Mr Zhou Jiping (Vice Chairman) and Mr Liao Yongyuan as executive Directors; Mr Wang Yilin, Mr Zeng Yukang, Mr Wang Fucheng, Mr Li Xinhua, Mr Wang Guoliang and Mr Jiang Fan as non-executive Directors; and Mr Chee-Chen Tung, Mr Liu Hongru, Mr Franco Bernabe, Mr Li Yongwu and Mr Cui Junhui as independent non-executive Directors.



                                      -2-
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                                    SIGNATURE



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this notice to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                      PetroChina Company Limited



Dated: June 13, 2008                                 By:     /s/ Li Huaiqi
                                                             ------------------
                                                     Name:   Li Huaiqi
                                                     Title:  Company Secretary